MEMORANDUM Recipient:__________________
Book No.:__________________

# DANIEL FILM LLC

**(A New Mexico Limited Liability Company)**

**<u>PRIVATE PLACEMENT MEMORANDUM</u>**

**UP TO $4,000,000 OF LIMITED LIABILITY COMPANY MEMBERSHIP INTEREST UNITS**

**FOR A TOTAL OF UP TO 500 UNITS**

**FOR RESIDENTS OF ALL JURISDICTIONS**

THE UNITS OF DANIEL FILM LLC ("DANIEL FILM") OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"), AND HAVE NOT BEEN REGISTERED WITH OR APPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") OR ANY SECURITIES OR BLUESKY ADMINISTRATOR OF ANY JURISDICTION OR ANY OTHER REGULATORY AUTHORITY. ANY OFFERING DEEMED TO BE MADE BY THIS CONFIDENTIAL PRIVATE PLACEMENT MEMORANDUM (THIS "MEMORANDUM") IS BEING MADE IN RELIANCE UPON AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE 1933 ACT FOR A SALE OF SECURITIES THAT DOES NOT INVOLVE A PUBLIC OFFERING AND ANALOGOUS EXEMPTIONS UNDER SECURITIES LAWS OF OTHER JURISDICTIONS. NEITHER THE SEC NOR ANY SECURITIES COMMISSION OF ANY JURISDICTION HAS PASSED UPON THE MERITS OF THIS INVESTMENT OR THE ADEQUACY OR ACCURACY OF THIS MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL. FURTHER, DANIEL FILM IS NOT A REGISTERED INVESTMENT COMPANY UNDER THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "1940 ACT").

AN INVESTMENT IN DANIEL FILM UNITS IS SUITABLE ONLY FOR INVESTORS WHO ARE WILLING AND HAVE THE FINANCIAL CAPABILITY TO PURCHASE AN INVESTMENT THAT CANNOT BE EASILY LIQUIDATED AND MAY NOT PROVIDE ANY IMMEDIATE CASH RETURN. AN INVESTOR SHOULD BE ABLE TO BEAR THE COMPLETE LOSS OF INVESTMENT.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF DANIEL FILM AND THE TERMS OF THE OFFERING INCLUDING THE MERITS AND RISKS INVOLVED. PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS MEMORANDUM AS LEGAL, INVESTMENT OR TAX ADVICE. EACH INVESTOR SHOULD CONSULT PERSONAL COUNSEL, ACCOUNTANTS AND OTHER ADVISERS AS TO THE LEGAL, TAX, ECONOMIC AND RELATED ASPECTS OF THE INVESTMENT DESCRIBED IN THIS MEMORANDUM AND AS TO ITS SUITABILITY FOR SUCH INVESTOR. EACH INVESTOR IS RESPONSIBLE FOR THE FEES OF PERSONAL COUNSEL, ACCOUNTANTS AND OTHER ADVISORS.

THIS MEMORANDUM DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF A UNIT IN ANY JURISDICTION WHERE SOLICITATION OR SALE WOULD BE PROHIBITED BY LAW PRIOR TO REGISTRATION, QUALIFICATION OR EXEMPTION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

THIS MEMORANDUM IS INTENDED SOLELY FOR THE USE OF THE PERSON TO WHOM IT HAS BEEN DELIVERED FOR THE PURPOSE OF EVALUATING A POSSIBLE INVESTMENT BY THE RECIPIENT IN DANIEL FILM UNITS AND IS NOT TO BE REPRODUCED OR DISTRIBUTED TO ANY OTHER PERSONS (OTHER THAN PROFESSIONAL ADVISERS OF THE PROSPECTIVE INVESTOR RECEIVING THIS MEMORANDUM).

NO OFFERING LITERATURE OR ADVERTISING SHALL BE EMPLOYED IN THE OFFERING OF UNITS, EXCEPT THE INFORMATION CONTAINED IN THIS MEMORANDUM. NO PERSON HAS BEEN AUTHORIZED TO MAKE REPRESENTATIONS OR GIVE ANY INFORMATION NOT CONTAINED IN THIS MEMORANDUM WITH RESPECT TO DANIEL FILM UNITS.

NEITHER THE DELIVERY OF THIS MEMORANDUM NOR ANY SALE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF DANIEL FILM SINCE THE DATE OF THIS MEMORANDUM OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

NOTWITHSTANDING ANY PROVISION OF ANY AGREEMENT, MEMORANDUM OR UNDERSTANDING IN CONNECTION WITH AN INVESTMENT IN DANIEL FILM, THE PARTIES (AND EACH EMPLOYEE, REPRESENTATIVE OR OTHER AGENT OF THE PARTIES) MAY DISCLOSE TO ANY AND ALL PERSONS, WITHOUT LIMITATION OF ANY KIND, THE TAX TREATMENT AND TAX STRUCTURE OF THE TRANSACTION AND ALL MATERIALS OF ANY KIND (INCLUDING OPINIONS OR OTHER TAX ANALYSIS) THAT ARE PROVIDED TO THE PARTIES RELATING TO SUCH TAX TREATMENT AND TAX STRUCTURE.

* * * *

**DISCLAIMER WITH REFERENCE TO FORWARD-LOOKING STATEMENTS**

THIS MEMORANDUM CONTAINS CERTAIN “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE SECURITIES ACT INDICATED BY WORDS OR PHRASES SUCH AS “ANTICIPATES,” “ESTIMATES,” “PROJECTS,” “BELIEVES,” “DANIEL FILM BELIEVES,” “INTENDS,” “EXPECTS” AND SIMILAR WORDS OR PHRASES. SUCH FORWARD-LOOKING STATEMENTS ARE SUBJECT TO CERTAIN RISKS, UNCERTAINTIES OR ASSUMPTIONS AND MAY BE AFFECTED BY CERTAIN OTHER FACTORS, INCLUDING THE SPECIFIC FACTORS SET FORTH UNDER THE HEADING “RISK FACTORS.” SHOULD ONE OR MORE OF SUCH RISKS, UNCERTAINTIES OR OTHER FACTORS MATERIALIZE, OR SHOULD UNDERLYING ASSUMPTIONS PROVE INCORRECT, ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF DANIEL FILM MAY VARY MATERIALLY FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. ALL SUBSEQUENT WRITTEN AND ORAL FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO DANIEL FILM OR PERSONS ACTING UPON ITS BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS IN THIS PARAGRAPH. DANIEL FILM DISCLAIMS ANY OBLIGATION TO PUBLICLY ANNOUNCE THE RESULTS OF ANY REVISIONS TO ANY OF THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN TO REFLECT FUTURE EVENTS OR DEVELOPMENTS.

**DANIEL FILM LLC – PPM**

TABLE OF CONTENTS

# GLOSSARY OF TERMS

Unless the context otherwise requires, the terms defined below shall, for the purposes of this Private Placement Memorandum (this "Memorandum") and the accompanying Limited Liability Company Agreement (the "Operating Agreement"), have the meanings specified below.

"**1933 Act**" means the Securities Act of 1933, as amended.

"**1940 Act**" means the Investment Company Act of 1940, as amended.

"**Affiliate**" means any Person that directly or indirectly controls, is controlled by, or is under common control with, the Person in question.

"**Code**" means the Internal Revenue Code of 1986, as amended from time to time.

"**Company**" means Daniel Film LLC, a New Mexico limited liability company.

"**Film**" means that motion picture film project currently entitled *"Daniel."*

"**Limited Liability Company Agreement**" means the Limited Liability Company Agreement of Daniel Film LLC, as amended, modified, supplemented or restated from time to time.

"**Memorandum**" means this Private Placement Memorandum.

"**OFAC**" means the U.S. Department of Treasury's Office of Foreign Assets Control.

"**Offering**" means the offering and purchase of any Unit pursuant to this Memorandum.

"**Purchase Price**" means $8,000 per Company Unit.

"**SEC**" means the United States Securities and Exchange Commission.

"**Subscription Agreement**" means the subscription agreement attached hereto.

"**Unit**" means one limited liability interest in Company.

**DANIEL FILM LLC**

SUMMARY OF OFFERING TERMS

The following is a summary of certain information set forth more fully elsewhere in this Memorandum. This summary should be read in conjunction with such detailed information.

**Daniel Film:** Daniel Film LLC, is a New Mexico limited liability company, created as a vehicle for the next film project of Unveil Studios Inc (The Kooman Brothers) in partnership with Travis Mann, Cobalt Pictures.

**Offering of Units:** Daniel Film LLC is offering 500 total Units at a purchase price of US$8,000 for up to a total of US$4,000,000. Subscription of fractional Units may be accepted in the discretion of the Management and the Company may close the Offering with less than $4,000,000 in aggregate contributions.

**Use of Proceeds:** Proceeds from the offering will be used for the development and production of a feature-length motion picture and ancillary product intended for worldwide distribution and exploitation.

**Investment Objectives:** All revenues from the exploitation of the Film and related products collected by Company shall be applied, after payment of the limited obligations of the Company defined in this Memorandum, to:

1. Repayment of subscribing investors of this offering until such investors recoup 110% of their subscription price, and
2. Thereafter, all such investors shall be collectively entitled to 50% of additional net cash flow of the Company.
3. Earlybird or VIP investors (the first $150,000) are entitled to 10% better terms

**Risk Factors:** Investment in Daniel Film involves significant risks. Each prospective investor should carefully consider the risk factors inherent in an investment in a Company engaging in operations of the type described herein. See the section of this Memorandum titled "Risk Factors."

**Restrictions on Transferability:** Units are not transferable without the prior written consent of Daniel Film and may not be transferred or resold except as permitted under the 1933 Act and such securities laws of other jurisdictions pursuant to registration or exemption therefrom.

**DANIEL FILM LLC**
SUMMARY OF THE BUSINESS

Daniel Film LLC ("Daniel Film" or the "Company") was formed in 2024 as a vehicle for the exclusive development and production of the third feature-length theatrical motion picture project of Unveil Studios Inc., in partnership with producer Travis Mann (*I Can Only Imagine*, *Reagan*, and the upcoming *Peter*). Such feature film is tentatively entitled "*Daniel*" (the "Film" or the "Project").

Daniel Film is owned and managed exclusively by Unveil Studios Inc. and Travis Mann.

Unveil Studios Inc. was founded by award-winning writer-director-producer brothers Daniel, Matthew and Andrew Kooman. The Kooman Brothers began their work under the incorporated production banner Unveil Studios in 2005. After 18 years in the industry, producing feature films, series, documentaries and short films with regional and international award recognition, The Kooman Brothers have crafted an intelligent, historical and Biblically accurate retelling of the Daniel story from the Bible.

The Kooman Brothers most recently completed two documentary series projects and a feature film available on Prime USA and other platforms that have garnered over 20 million views. These include the film festival hit *She Has a Name* (feature drama starring Will Yun Lee and Gil Bellows), and *Breath of Life* (featuring Dallas Jenkins, Kim Walker-Smith and the popular rock band Skillet).

For *Daniel*, The Kooman Brothers have teamed with producer Travis Mann. Travis is an experienced producer, international sales agent, and veteran entertainment attorney who has set up film and television projects with Sony, Disney, Fox, Warner Bros., Universal and Lionsgate, and who has sold films to international distributors at Cannes, AFM, Berlin and other markets around the world. He developed and executive produced *I Can Only Imagine*, is an executive producer on *Reagan*, and is in preproduction on *Peter*, to be directed by Alejandro Monteverde (*Sound of Freedom*).

*Daniel* is gathering attention from major faith film distributors including Angel Studios and Sony Affirm Studios who are both potential partners for theatrical distribution of the completed picture. The Kooman Brothers have also partnered with Collide Media for the PR and marketing campaigns, due to their success in marketing 120 of the 250 faith-based films released in the last 25 years.

As a testament to the strength of *Daniel's* script and the completed December 2023 unit production shoot in India, the team has already been able to engage key crew and talent there, including Santosh Sivan, India's most famous and awarded cinematographer to film principal photography of the movie.

## The Company

The Company will own, co-finance, produce and license the Film for commercial exploitation. The Company is managed by Daniel Kooman and Travis Mann as the named managers in consultation with Matthew Kooman (collectively, the "Management"). In addition to entering into agreements on behalf of the Company to facilitate the development and production of the Film and other commercially-

viable products related to the Film, the Management will be actively involved in the marketing of the Film, in partnership with key partners and marketing firms engaged to exploit the movie.

The Company owns all right, title and interest to the Film, including the existing screenplay and all versions and portions thereof, and the copyright thereto as well as the first 13 minutes of completed footage from the completed December 2023 unit production shoot in India.

**The Film**

*Daniel* is an epic, dramatic, Biblical feature film about overcoming the impossible by maintaining faith in the Almighty God.

Bringing fresh & inspiring new perspective to a classic story, *Daniel* features timeless themes: faith, perseverance and courage. In Babylon, the shrewd and powerful Nebuchadnezzar has a vision to build a city that is the center of the world. Daniel and his friends Shadrach, Meshach and Abednego prosper by winning the King's trust while still following God's holy commandments. But as a result, they earn powerful enemies along the way. In a divine showdown at the fiery furnace, the God of Daniel and his three friends performs an extraordinary miracle, delivering them from the fire, while destroying the rebellious magi in the process.

**The Production**

The team has completed the first thirteen minutes, or 10% of the film production, in India during a December 2023 'proof of concept' unit shoot. This came after scouting and selecting India as the primary location for the film and building initial assets with a talented team in Mumbai. Having forged personal relationships in India with the line producer, the management team is confident it can deliver the production, at scale, on a reasonable budget. With India's ancient architecture, seasoned film crews, proximity to Bollywood's motion picture resources and a new tax incentive structure, India is the perfect fit for the period look (600 BC), scope, scale and delivery of the visuals required for an epic like *Daniel.*

**Producing Fees**

Management will render producing services and receive standard producing fees for the Film ("Producing Fees"), as line items to the Film's budget. Producing fees range up to 10% of the complete production budget, depending on the size of such budget, and are customarily paid according to the following schedule: 20% paid during pre-production (usually 8-10 weeks); 60% paid over the course of principal photography; 10% paid during post-production, and the final 10% paid on delivery of the Film to the studio distributing the Film.

**Possible Future Development Loan**

Company may elect to take a loan for some of the development and pre-production costs associated with the Film (the "Development Loan"). Any such Development Loan will be structured as an advance against funds received through the Offering. Such Development Loan and any interest thereon will be paid from a percentage of all monies actually received from the Offering.

**Current Outstanding Liabilities**

The Company has incurred other monetary debt liabilities by way of existing bridge loans for the development, packaging and the completed December 2023 unit production shoot in India for the Film in the amount of US$60,000 (the "Debt"), which will be paid from the initial Offering.

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## COMPETITIVE ADVANTAGES

The strength of the Film script and the completed unit photography shoot in India in December 2023, combined with the feature film completion and release record of Management give the project several key competitive advantages.

### Financial Analysis

Company has prepared a complete financial analysis of the potential for Film revenues based on industry standards and film ultimates.

The Kooman Brothers' consistent production delivery on scaled budgets and the recent unit shoot in India, reveal a scale and quality unseen in films with budgets under five million USD. *She Has a Name* and *Breath of Life* both received multiple artistic accolades and were delivered on schedule and both were delivered *underbudget* by 10-15%. Travis' recent theatrical success is a rare feat for independent producers – developing and executive producing *I Can Only Imagine*, which was the #1 independent hit film the year it was released, grossing over $83 million at the U.S. box office alone. His next theatrical project, *Reagan*, starring Dennis Quaid, Jon Voight, Penelope Ann Miller and Mena Suvari, is expected to be released this year.

### National Release

Distribution deals will be sought and managed by Travis, who has crafted favorable deals for independent filmmakers for over 20 years. With the film's scope and timeless Biblical characters, plus Travis' extensive relationships in the industry, a national theatrical release will be achievable, particularly in a time following the faith film successes of recent Biblical stories such as *The Chosen* and *His Only Son*, as well as faith-friendly films such as *Sound of Freedom*, *I Can Only Imagine* and *Jesus Revolution*.

### Positive Films Generate Greater Box Office

The Kooman Brothers and Travis are known for only producing films with positive and uplifting content. Because of broader demand, films with less negative content (sex, nudity, foul language, etc.) tend to generate greater box office dollars than films with more offensive content. Adding to this a beloved Biblical narrative, *Daniel* will attract significant interest in North American and international markets.

### Influencer and Grassroots Network

Company has engaged Collide Media, whose track record is expansive in finding partnerships and grassroots alliances that drive positive word of mouth and scale up the financial benefits with independent faith movies as their exclusive genre in a body of work including hit films like *The Passion of the Christ* and *Jesus Revolution*.

## MANAGEMENT AND KEY PERSONNEL

### Travis Mann
Producer

Travis is an experienced producer, international sales agent, and veteran entertainment attorney who has set up film and television projects with Sony, Disney, Fox, Warner Bros., Universal and Lionsgate, and who has sold films to international distributors at Cannes, AFM, Berlin and other markets around the world.

*I Can Only Imagine* (starring Dennis Quaid) has generated over $100 million in revenues to date, and was developed and executive produced by Travis. He is also an executive producer on *Reagan*, which having opened for 2 weeks at the time of this Memorandum, was already passed 20Million USD in North American box office, and rising. It landed #1 a few days after release, and is trending Top 3 in North American box office every day now for two weeks. Travis is also in preproduction on *Peter*, to be directed by Alejandro Monteverde (*Sound of Freedom).*

### Daniel, Matthew & Andrew Kooman
Director/Writer/Producer

Daniel, Matthew and Andrew are founders of Unveil Studios Inc. and the artistic and creative force behind a body of work including *She Has a Name, Breath of Life, Dream, Unthinkable (Abby Johnson)* and more. Each of The Kooman Brothers' projects, whether as writers, directors, or producers, have garnered artistic accolades and revenue, from film festivals, through regional theatrical releases, events and physical media releases (Blu-ray/DVD/merchandise).

*She Has a Name* has been watched in more than 20 million homes worldwide on streaming services including Prime Video, Tubi, Plex, YouTube and TV broadcasters.

Growing up in a home that treasured the Bible and its many stories, these Biblical stories and themes stuck with The Kooman Brothers well after Sunday school. With *Daniel,* The Kooman Brothers bring the experience of 18 years honing their craft as filmmakers to a beloved story that is cherished by countless millions around the world. It is a story known by people of every faith and creed around the world, especially the climactic scene in which Daniel stands firm in his faith and is thrown with his friends into the fiery furnace. It is an epic, timeless tale, set in a historical time of kings and kingdoms that will capture and reignite the faith and imagination of young and old.

The Kooman Brothers are in charge of all creative elements of Company and will continue to oversee all creative aspects of *Daniel* in consultation with producer Travis Mann.

**Santosh Sivan**

Cinematographer

Santosh Sivan is regarded as one of the finest and best cinematographers in India. Santosh is a founding member of the Indian Society of Cinematographers and the most awarded Director of Photography in India. He graduated from the Film and Television Institute of India and has completed 45 feature films and 41 documentaries to date.

Santosh became the first cinematographer in the Asia-Pacific region to join the American Society of Cinematographers membership. As a cinematographer, he has won five National Film Awards – including four for Best Feature Film Cinematography. He has received eleven National Film Awards, and 21 international awards for his works. He was also awarded the Padma Shri for his exceptional contributions to Indian cinema in 2014.

Santosh filmed the December 2023 unit shoot in India for The Kooman Brothers and his scale and talent are on full display.

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<u>**THE FILM**</u>


DANIEL
EXILE. PROPHET. MAGI.
STAND FOR THE TRUTH

***Genre**: Faith-based Epic Adventure*

597 BC. In the first dramatic months of the Jewish exile into Babylon, Daniel and his brave friends are put to the test as the armies of Babylon take over Jerusalem.

In Babylon, the shrewd and powerful Nebuchadnezzar has a vision to build a city that is the center of the world – a place where the best men and women from all the kingdoms he conquers can thrive. Against this backdrop of political intrigue and conflict, as new members of the king's magicians (magi), Daniel and his friends, Shadrach, Meshach and Abednego, prosper by winning the king's trust. But they earn powerful enemies along the way.

Facing danger at every turn, the story climaxes at the fiery furnace, where they will be called to make the ultimate sacrifice, and decide once and for all whether they are willing to stand for the truth, even in the face of certain death.

A true story about overcoming the impossible.

**Comps:** *Risen* meets *Kingdom of Heaven*

**Total Budget Range: $3.5MM-$4MM**

## THE OFFERING

Each Subscriber must represent that he, she or it is purchasing the Units for his, her or its own investment only and not with a view to sell or otherwise distribute the Units. All Units purchased are "restricted" and may not be resold by the Subscriber, except with permission of the Company, which can be withheld in accordance with the Company's policies and assurance that the transaction will comply with all applicable securities laws and regulations. There are significant restrictions on the re-sale of the Units by members of the Company, which are discussed in the "Transfer Restrictions" section of this Memorandum.

Management reserves the right to perform subsequent offerings on behalf of the Company to assist in the completion of the Film if the amounts provided by this Memorandum are not adequate to fund the production budget of the Film.[1] Such subsequent offering of funds, if any, could be used, among other things, for marketing of the Film or to actually distribute the Film in the unlikely event that distribution falls through and cannot otherwise be obtained. If Management determines to perform a subsequent offering, existing Subscribers shall have a right of first refusal to obtain such additional Units (or portion thereof) sufficient to maintain their proportionate share of Units in the Company and avoid dilution.

The Units offered in this Memorandum are limited liability company percentage Units. The interests are non-cumulative, non-assessable, non-redeemable, and fully paid upon subscription therefore. No management rights are included in the Units being offered which are offered completely as "silent" Units. Subscribers are entitled to participate in the economic benefits, if any, of the Company for the entire term of the Company's existence. However, after an initial five (5) year period, the Company may be dissolved by Management if no revenues from the Film, or other related products created from the content of the Film, are or have been received within the previous 12 consecutive months.

### Unit Classes and Capital Contributions

The Company's Units are divided into two classes: Management Units and Investor Units. Units issued pursuant to this Offering are comprised solely of Investor Units.

The Company may sell less than the Offering amount of $4 million. If less than the entire offering of Units is sold, the Company may, at its sole discretion, use the partial amount of the Offering actually collected for the production of the Film as can be afforded by such partial Offering amount. All unsold Units shall be divided amongst all then-current Unit holders based on the percentage ownership of their previously purchased outstanding Units. To be clear, even if less than the total Offering is actually raised, Company may decide to nonetheless enter into production on the Film.

### Use of Proceeds and Recoupment

[1] One particular item that could increase the budget is certain A-list talent that Management would judge to increase the ultimate potential profitability of the finished movie.

If the Film succeeds in returning proceeds to the Company from its commercial exploitation, and to the extent funds are available (after payment of any debt obligations,[2] contractual or legal obligations, tax allocations[3] and any other items contained in the Operating Agreement), Subscribers shall thereafter be entitled to receive an amount equal to 110% of the amount of their investment under this Offering ("Recoupment"). After Recoupment, all Subscribers shall be collectively entitled to 50% (assuming the entire offering of Units is sold) of any additional proceeds of Company ("Net Cash Flow"), which shall be distributed to each Subscriber based on such Subscriber's pro rata share of the total amount of the production budget of the Project (the "Subscriber Profit Distribution"). The Subscriber Profit Distribution shall be distributed pari-passu amongst Unit holders with the remaining 50% (assuming the entire offering of Units sold represents 50% of the total production Budget of the Project) of additional Net Cash Flow of Company (the "Remainder Distribution") to which Management shall be entitled as part of the Management Units.

If the Company sells less than the Offering amount of $4 million, no matter how many Units remain unsold, if any, the Subscriber Profit Distribution and the Remainder Distribution would each be the percentage of Net Cash Flow to be distributed to all Unit holders collectively based upon their percentage interest of the total production Budget of the Project. The voting rights of the Management Units, however, shall remain unchanged regardless of the number of any unsold Units.

Any financial, process, performance or other statement of intention that may be contained within this Memorandum is not a guarantee of performance but rather a general report of activity or blueprint for the Company and the Film. The success of the Film is dependent on numerous factors, many of which are discussed in the "Risk Factors" section of this Memorandum, and there is no way of knowing in advance if any film will be artistically or financially successful. Plans or information, such as personnel attached to the Film, may change at the reasonable discretion of Management.

**Financial Analysis**

Company has prepared financial analysis based on perceived results believed attainable with the capital funds from the complete Offering and the strength of the Film and talent of the Management. Such information will be provided as internal evaluations only and should not be relied upon for an investment decision.

**Investor Qualifications and Transfer Restrictions**

***Acceptance of Subscription by Management***

[2] The Development Loan has funded the Company's development of the Film to date and will be paid from the initial proceeds from the issuance of Units under this Offering.

[3] The Company will use its best efforts to avoid the allocation of phantom income (i.e., taxable income without corresponding cash distributions) to the members of the Company. However, such risks are inherent in limited liability companies, and no guarantee can be made that Management will be able to accomplish this goal.

The Subscriber suitability requirements described herein represent minimum requirements for prospective purchasers but do not necessarily mean that participation in the Company constitutes a suitable investment or that the Subscriber's subscription will be accepted by Management. All subscription applications submitted by Subscribers will be carefully reviewed by Management to determine the suitability of the Subscriber for the Offering. Management may in its sole discretion refuse acceptance of any potential Subscriber as a member in the Company.

If any representation made by a prospective purchaser or other party acting on such person's behalf misleads Management as to the financial or other circumstances of a particular prospective purchaser, or if, because of any error or misunderstanding as to such circumstances, a copy of this Memorandum is delivered to such prospective purchaser, the delivery of such copy of the Memorandum shall not be deemed to be an offer and such Memorandum must be returned to Management immediately.

***Transfer Restrictions***

The securities have not been registered under the Securities Act and are "restricted securities" as defined in Rule 144 under the Securities Act. A purchaser of such securities may not offer, sell, pledge or otherwise transfer such securities in the U.S. or to, or for the account or benefit of, any U.S. Person (as defined under the Securities Act), except pursuant to an effective registration statement under the Securities Act or an exemption from such registration requirements. Hedging transactions involving the securities offered may not be conducted unless in compliance with the Securities Act.

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## RISK FACTORS

***It is impossible to predict accurately the results to an investor from an investment in us since no one can predict with any certainty the future results of our operations. The purchase of Daniel Film Units is a highly speculative investment, involving significant risks, and should thus be undertaken only by persons who are financially able to bear the economic risk of diminution of value or loss of their entire investment and who have no need for liquidity with respect to an investment in us. Prospective investors should carefully consider the risks inherent to the nature of the financing vehicle (a limited liability company), general economic conditions and the film industry itself. In addition, prospective investors should consider the following risk factors, among others, in evaluating us and our business before making a decision to purchase Daniel Film Units and should consult with their own legal, tax and financial advisors.***

This Memorandum contains forward-looking statements containing the words "believes," "anticipates," "expects" and words of similar import regarding our plans and objectives for the future. Such forward-looking statements, together with the projections contained herein, are estimates by Management, are not guaranteed figures and are materially dependent upon assumptions that involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements and projections. Any such variance may be material and may be adverse to our investors and us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements and projections. We disclaim any obligation to update any such factors or to announce the result of any revisions to any of the forward-looking statements or projections contained herein to reflect future events or developments.

***Limited Liability Company Risks***

**Limited Operating and Production History of Daniel Film LLC**. Daniel Film is a recently formed entity with limited operating history. While the principals of Management have experience in the entertainment industry and film production, they have not managed a vehicle with the same production and distribution strategy as Company before. This lack of experience may contribute to the inability of Company to implement and execute its business strategy. Company's business plan should be evaluated on the basis that there can be no assurance that Management's assessment of business opportunities will prove accurate or that Company will achieve its business objectives.

**Reliance on Management**. All decisions with respect to the operation of the Company will be made exclusively by Management. Decisions regarding the production of the Film will be made by its producers, director and Management. Such discretion will be exercised without the consent of the investors. Persons who purchase Units will not have advance knowledge of or the opportunity to evaluate certain significant decisions related to Company's business. The success of the Company will, to a large extent, depend on the quality of the management of the Company and the producers and director of the Film. Although Management believes that its personnel and the Film's producers and directors will have sufficient business and motion picture experience to supervise the management of the Company and production/distribution of the Film, respectively, there can be no assurance that

these individuals and the Management will perform adequately or that limited liability company operations will be successful. Subscribers will have no right or power to take part in the management of the Company. Accordingly, no person should purchase any of the Units offered hereby unless such prospective purchaser is willing to entrust all aspects of the management of the Company to Management (and production of the Film to its producers, directors and Management, as well as distribution to Management and the Film's subsequent distributor) and has evaluated the Management's capabilities to perform its particular functions.

**No Escrow / No bond**. There is no minimum subscription amount and funds invested in the Offering will not be held in an escrow account. All such funds will be placed in the Company's bank account to be used as described in this Memorandum. If Management is not successful in raising at least $2 million from this Offering and any other sources, such investors will have a risk of more substantial dilution than anticipated and a greater risk of loss of all or substantially all of their investment if the Company, due to inadequate funds from this Offering and other sources, is unable to complete production of the Film. In order to keep costs down, the Film will not be bonded by a third party, making the results of the Offering solely dependent upon the decisions of Management.

**Potential Competing Assets or Liabilities**. Company is not aware of any other films or series in development about Daniel or other characters featured in the *Daniel* movie. However, Biblical stories are increasingly interesting to Distributors, and this could change in the future. Our film has a unique storyline including numerous Biblical characters from the exile period of 600 BC, and there is always the possibility that other studios could produce and attempt to distribute a competitive film.

**Inadequate Funds**. Even if the full Offering is raised, the Company may not have adequate cash to complete the Film as a result of unforeseen costs or difficulties, which may require the Company to raise additional financing. If the Company raises capital through equity financings, existing members may experience dilution in the percentage ownership of their investment. The exact amount of capital that may be required would depend upon numerous factors, many of which are outside of Company's control. Company cannot be sure that it will be able to obtain additional financing on acceptable terms or at all. Failure to obtain additional financing could materially adversely affect the Company's efforts to produce the Project, and consequently, the value of the Investor Interests purchased through this offering.

**Commercial Success**. Even if enough funding is obtained to produce the Film, finance the contracting of distribution, and produce related ancillary products, there can be no guarantee of the commercial success of any feature film production or sale of such ancillary products that would result in revenues to Company. Distributable profits will likely occur only if distribution, publishing, manufacturing, and licensing contracts provide adequate revenues to the Company to result in distributable profit (and, of course, the Film and products must have market appeal to attract such revenues).

**Reliance on Financial Projections and Assumptions**. This Memorandum contains forward-looking statements regarding Company's plans and objectives for the future. Projections for any business, including Company's business, are materially dependent upon assumptions. *These assumptions are estimates and are not guaranteed figures*. Company has based projections on MPAA average revenues figures. The MPAA figures are based on significantly more films than Company will have an equity participation in. There is no guaranty that the films in which Company participates will be able to meet or exceed MPAA average revenue figures. To the extent that future Company operational results differ from Company 's assumptions, Company's results of operations will vary from these projections. Such variance is highly likely, and any such variance may be material and may be adverse to Company.

**Currency Fluctuation**. All or portions of the Film will likely be produced outside of the United States (e.g., India). The proceeds of the Offering will be collected in U.S. dollars, so the budget of the Film is subject to inherent risks of conducting business across international borders, including, but not limited to, currency exchange rate fluctuations and foreign exchange limitations. Despite efforts by the Management to minimize the risks relating to these factors, such factors could have a material adverse effect on the budget of the Film. That being said, funds to our line producer will be paid in US dollars, so the fluctuation will be constrained considerably compared to dealing in local currency.

**Limited Transferability**. It is not anticipated that a public trading market will develop for the Units. Subscribers may not, therefore, be able to liquidate their investments in the event of an emergency. In addition, membership interests may not be readily accepted collateral for loans. Also, Management may not permit an assignee of membership interests to become a substituted member. Consequently, the purchase of Investor Interests should be considered only as a long-term investment.

**Tax Considerations**. In evaluating the purchase of Units as an investment, a prospective investor should consider the tax risks thereof, including (i) the possible reallocation of net income and net loss and credits; (ii) the tax liability resulting from a sale or other disposition of such purchaser’s Investor Interests, or a sale or other disposition of the Film, including income, a portion of which may be taxed at ordinary income rates; (iii) the possibility that the deductions taken by the members of the Company in a taxable year might not be allowed in such year or that certain expenses may be required to be capitalized; (iv) the risk that a purchaser’s tax liability may exceed such purchaser’s share of cash distributions for a particular tax year; (v) the possibility that an audit of the Company’s informational returns may result in the disallowance of the members’ deductions, and in an audit of the purchaser’s tax return; and (vi) possible adverse changes in the tax laws and their interpretation.

NO TAX ADVICE OR COUNSEL IS GIVEN WITHIN THIS MEMORANDUM. PROSPECTIVE PURCHASERS MUST CONSULT WITH THEIR OWN TAX ADVISORS AS TO THE SUITABILITY OF THIS INVESTMENT AND THE TAX CONSEQUENCES OF SUCH AN INVESTMENT FOR EACH PERSON’S PARTICULAR CIRCUMSTANCES.

**Indemnification**. The Operating Agreement provides that under certain circumstances Management and other agents will be indemnified by the Company for any liabilities or losses arising out of such Management’s activities in connection with the Company. Indemnification under such provision could reduce or deplete the assets of the Company.

*Film Industry Risks*

**Film Success Can Be Subjective**. Company's business depends, principally, on the commercial success of the Film it produces, which is unpredictable and involves a substantial degree of risk. Each motion picture is an individual artistic work, and unpredictable audience reactions primarily determine commercial success. Generally, the popularity of motion pictures depends on many factors, including the critical acclaim they receive, the depth of marketing support, the format and timing of their initial release, the actors and other key talent, their genre and their specific subject matter. If a motion picture is not an artistic or critical success or if for any reason, it is not well received by the public, it will likely be a financial failure.

**Competitive Industry**. The motion picture industry is highly competitive. In the production phase, competition may affect Company's ability to obtain the services of preferred performers or maintain those performers appearing in the Film should extension of schedule be required beyond contracted obligations, and other creative personnel. Company will be competing with the producers of other films in arranging for distribution in the domestic theatrical marketplace and in other markets and media. In the distribution phase, competition may limit the availability of theaters required for the successful distribution of the Film. The Film will be competing directly with other motion pictures and indirectly with other forms of public entertainment. Company will compete with numerous larger motion picture production companies and distribution companies that have substantially greater resources, larger and experienced production and distribution staff, and established histories of successful production and distribution of motion pictures.

**Commercial Success**. Many films are released each year that are not commercially successful and fail to recoup their production costs from United States theatrical distribution. Foreign and ancillary markets have, therefore, become increasingly important. Although both foreign and ancillary markets have grown, neither provides a guarantee of revenue. Licensing of a motion picture in the ancillary markets is particularly dependent upon performance in theatrical distribution.

**Entertainment Industry Risk**. Company will likely be adversely affected by an overall (domestic or international) entertainment market downturn. Company's return will also likely be adversely affected by a recession or depression in domestic and/or international general economic market conditions. In recessionary or stagnant economies expenditures on entertainment expenses such as films may decrease, although historically they have maintained growth.

**Production**. Particularly as produced by independent filmmakers, each motion picture is a separate business venture with its own management, employees and equipment, and its own budgetary requirements. There are substantial risks associated with movie production, including death or disability of key personnel, other factors causing delays including acts of God, destruction or malfunction of sets or equipment, the inability of production personnel to comply with budgetary or scheduling requirements, and physical destruction or damage to the Film itself. Though industry-standard insurances will be utilized, significant difficulties such as these may materially increase the cost of production or may cause the entire Film to be abandoned. Deferral of film production expenses, fees, salaries, "points" entitlement (profit participation by outside parties), and the like can also add to the "actual" film budget and revenue obligations, meaning that Subscribers may wait

longer before repayment of their subscriptions is completed, if it is.

**Premature Abandonment**. The production or distribution of any film may be abandoned at any stage if further expenditures do not appear commercially feasible or not enough money has been raised to complete the project or any of its revenue-producing phases or products, with the resulting loss of some or all of the funds previously expended on the production or distribution of the Film or related products.

**Cost Overruns**. The costs of producing motion pictures may be increased by reason of factors beyond the control of the producers. Such factors may include weather conditions, illness of technical and artistic personnel, artistic requirements, labor disputes, governmental regulations, equipment breakdowns, and other production disruptions. While Company intends to engage production support companies and personnel who have demonstrated an ability to complete films within the assigned budget, the risk of a film running over budget is always significant and may have a substantial adverse impact on the profitability of the Film. Many films are produced utilizing far larger budgets and still experience cost overruns. There may be little room for error in producing commercially viable full-length (approximately 90 to 130 minutes or more running time) features hereby.

**Distribution**. The profitable distribution of a motion picture depends in large part on the availability and support of one or more capable and efficient distributors who are able to arrange for appropriate advertising and promotion, proper release dates and bookings in first-run and other theaters. Although there are discussions with Angel Studios, there is simply no way to actually force any domestic theatrical distribution for any film. In the unlikely event that distribution falters, and Company attempts to self-distribute the Film (arrange for its own theater bookings and other releases because a distributor is not contracted), there is no assurance that theaters or other venues will be available to exhibit or sell the Film.

**Long Term Projects**. The production and distribution of a motion picture involves the passage of a significant amount of time. Development through delivery of any film can be multiple years, not including distribution and exhibition, which may take even longer. Limited liability company gross revenues or distributable cash may be generated, if at all, over a period of several years after the Film is readied for exhibition.

**Pre-Sale Agreements: Sale of Territorial Distribution Rights**. Company may obtain a portion of production financing for the Film by some combination of joint ventures or the pre-sale of rights for the exploitation of the Film in one or more territories. Management has the right to sell at any time, including prior to the production of the Film, the distribution rights to the Film in any territory that it, in its sole discretion, deems appropriate. To the extent that pre-sale agreements (whether with respect to the foreign or domestic market) are necessary to obtain a portion of the production financing, the proceeds of any such pre-sale agreement will not be available for distribution by the Company. Instead, only the additional amounts which such a distributor would remit to Company after such distributor recouped the minimum guarantee payable with respect to such pre-sale agreement, plus a distribution fee and the reimbursement of expenses, would be available as cash flow to the Company. The pre-sale of the right to exploit the Film in certain territories will ultimately dilute the market potential for the Film.

**Foreign Distribution**. Foreign distribution of a motion picture (i.e., outside the United States and Canada) may require the use of various foreign distributors. Some foreign countries may impose government regulations on the distribution of films. Also, revenues derived from the distribution of the Film in foreign countries, if any, may be subject to currency controls and other restrictions that may temporarily or permanently prevent the inclusion of such revenue in gross Company revenues. Accountability for revenues generated in foreign markets can be extremely difficult, if not impossible, in some markets, to count on for the ultimate return of some revenues to the Company. Given the recent economic downturn it has become increasingly difficult to sell theatrical or DVD rights to foreign territories.

**Company Last in Line**. A motion picture typically goes from the producer to the distributor who in turn may send it to territorial sub-distributors, who send it to theatrical exhibitors. The box office receipts generated by a motion picture travel this same route in reverse. The exhibitor takes a cut and sends the balance to the sub-distributor, if any, who takes a cut and sends the balance to the distributor, who takes a cut and sends the balance to the producer (in our case, the Company). The problem for the private investors with this system is that such investors, as members of the Company, who have had their money at risk for the longest time, are at the tail end of the revenue receipts chain. Thus, the Company and its members will be last in line to benefit from such a revenue stream, if any.

**Industry Changes**. The entertainment business, in general, and the motion picture business in particular, are undergoing significant changes, primarily due to technological developments. Such developments have resulted in the availability of alternative forms of leisure time entertainment, including expanded pay and streaming, syndicated television, etc. During the last several years, revenues from licensing of motion pictures to network television decreased (and fewer films are now being licensed for any price to network television), while revenues from streamers and pay television, although increased for a few years are now generally decreasing in these ancillary markets for independent producers. It is impossible to accurately predict the effect that these and other new technological developments and market trends may have on the motion picture industry.

**Ancillary Dependence**. The success of the majority of ancillary products created, published, or manufactured in tandem with a theatrical motion picture is typically reliant on the market success of the feature film, with the exceptions being the motion picture soundtrack, any soundtrack 'inspired by' the motion picture, and educational curriculum products. If the Film is produced, there is no guarantee of the commercial success of the Film and therefore no guarantee of the projected sales or success of the ancillary products dependent on the success of the Film. Additionally, since much of the marketing and even tangible creation of the ancillary products will be co-financed or financed in whole by third parties in the particular industries for which different ancillary products are created and which will take a large percentage of generated revenues resulting from sales of the products, the success or lack of success of the Film may impact the market viability of any percentage due to Company from such ancillary products.

***Potential Conflicts of Interest***

Management may be subject to various conflicts of interest in managing the Company. These conflicts may include:

**Receipt of Fees and Other Compensation by Management**. Company transactions may result in the reimbursement of certain expenses and in the payment of fees or percentage participations in the Film's revenue to Management (as writer, director, producer, etc.). Management has a certain amount of discretion with respect to decisions relating to such transactions and may make decisions in its personal interest that aren't in the best interests of the Company or its Members, even though its participation is aligned completely with investors, since the Management will not receive any profit participation until investors are paid in full.

**Non-Arm's-Length Agreements**. All agreements and arrangements relating to compensation between the Company and Management will not be the result of arm's-length negotiations. Therefore, they may not be as favorable to the Company as agreements that were the result of arm's-length negotiations.

**Company Competition**. The Company may compete in the future with other affiliated corporations or other entities operated by Management. Management may become the management of other corporations, partnerships or limited liability companies in the future that may have the same or similar investment objectives as the Company. People who may contract to develop motion pictures for such corporations or other entities managed or formed by Management may be some of the same individuals who are acting in the capacity within this project. Such relationships may cause conflicts of interest. Management, under such circumstances, will exercise its discretion, in good faith, in allocating film projects among such entities based on availability of funds and specific criteria of the entities for such motion picture projects.

**Lack of Separate Representation**. Company and Management may not be represented by separate counsel, or other professionals, with regard to Management's business and the business of the Company. The attorneys, accountants, professional managers and other professionals who perform services for Company may also perform similar services for Management and future corporations or limited liability companies managed by Management.

**Distributors**. With respect to any film invested in, financed and produced by Company, if a motion picture distribution company is contracted for its services, it will act as the distributor and, thereby will have control over many aspects of the exploitation of the Film. The distributor will receive a fee measured by some or all of the proceeds derived from the exploitation and distribution of the Film, notwithstanding that Company has not recouped its investment, and, therefore, a distributor's interest in such exploitation may be different from that of Company's.

*Other Risk Factors*

**Payment of Expenses**. Company intends to pay certain fees and other operating expenses (such as legal and accounting fees) out of this Offering and from revenue. There is no assurance that Company will generate revenue sufficient to offset such expenses.

**Lack of Securities Regulation**. Neither the SEC nor any state or foreign securities regulatory agency has reviewed or passed upon the accuracy or adequacy of this Memorandum or passed upon or endorsed the merits or fairness of this offering. Accordingly, prospective investors will not enjoy the benefits or security, if any, that may be derived from the registration or qualification process with

respect to the accuracy or adequacy of the disclosures contained in this Memorandum, or the merits or fairness of this Offering.

**<u>Need for Independent Investment Analysis and Due Diligence Review</u>**. No independent legal, accounting or business advisors have been appointed to represent the interests of prospective investors in connection with this offering. Neither Company nor any of its officers, mangers, employees or agents make any representation or express any opinion with respect to the merits of an investment in the Units offered hereby, including, without limitation, our proposed value. Each prospective investor is therefore encouraged to engage independent accountants, appraisers, attorneys and other advisors to (i) conduct such due diligence review as such prospective investor may deem necessary and advisable, and (ii) to provide such opinions with respect to the merits of an investment in the Units offered hereby and applicable risk factors as such prospective investor may deem necessary and advisable. We will fully cooperate with any prospective investor who desires to conduct such an independent analysis, so long as we determine, in our sole discretion, that such cooperation is not unduly burdensome. Each prospective investor acknowledges that he, she or it has been informed and understands that our legal counsel has not "expertized" any portion of this Memorandum.

**<u>Arbitrarily Determined Unit Price</u>**. The offering price of Units and the aggregate amount of Units offered are not related to Company's asset value, net worth, results of operations or any other established criteria of value other than the projected budgeted amount of the Film.

**Company recommends that each potential investor carefully and independently review the historical performance of the film industry and independent films, prior to subscription. The nature of any investment inherently includes varying levels of foreseeable and unforeseeable risks. The above "Risk Factors" do not intend nor could feasibly be an exhaustive list of all possible risks of investment.**

**Fiduciary Duty of Management**

Management is accountable to Company as a fiduciary and is required to exercise good faith and integrity in handling the Company affairs. The rights, duties and obligations of, and limitations on, Management are set forth in general limited liability company law and by statute in New Mexico. Management has broad discretionary power, under the terms of the Operating Agreement and under the New Mexico statutes to manage the affairs of the Company with the assistance, if desired, of consultants or others retained for the account of the Company or Management.

Management beneficiaries, trustees, employees, designees or nominees may not be liable to the Company or to members for certain acts or omissions to act, since provision has been made in the Operating Agreement for indemnification of Management and certain other parties except for liability arising by reason of their gross negligence, willful misconduct, or breach of fiduciary obligations. In the opinion of the Securities and Exchange Commission, indemnification for liabilities arising under the Securities Act is against public policy and therefore unenforceable.

Courts have held that a member of a limited liability company may institute legal action on behalf of such members (a class action) to recover damages from Management for violations of such

Management's fiduciary duties, or on behalf of a limited liability company (derivative action) to recover damages from a third-party where Management has failed or refused to enforce certain rights or obligations. In addition, members of the Company (a) may have the right, subject to procedural and jurisdictional requirements, to bring class actions to enforce their rights under federal and/or state securities laws, and (b) may be able to recover any losses suffered in connection with the purchase of Investor Interests from the Management which result from a violation of the registration requirements or anti-fraud provisions of such laws.

Since the foregoing summary involves a rapidly developing and changing area of the law, any member of the Company who believes that such a breach of fiduciary duty by Management has occurred should consult with such member's own counsel. It should be noted, however, that the cost of litigation against Management for breach of fiduciary obligations may be prohibitively high and that any judgment obtained which exceeds the Company's net worth might not be collectible since Management is not bonded. The investment decision to invest or not to invest in this offering should be based on the judgment of a prospective investor as to the investment factors described in this Memorandum rather than in reliance upon the value of the right to bring legal actions against or to control the activities of Management.

**No Material Interests of Management**

There are no existing material transactions between Management and Company not disclosed within this Memorandum. Management or producers of the Film may or may not choose to loan funds to Company in the early stages of Company's operation.

**Reports to Members**

Members will receive annual reports from Management containing pertinent Company business information, as well as accounting information on an annual basis as required by law. Members, under law, have a right of inspection of the books of Company for certain limited purposes.

**Subscription Procedures**

Subscription Agreements are not binding on us until accepted by us, and we reserve the right to reject, in whole or in part, in our sole discretion, any part of the subscription for which a prospective investor has subscribed. If all or a portion of any subscription is rejected, we will promptly mail the subscriber a check for all, or the appropriate portion of, the amount submitted with such subscriber's subscription, without interest thereon or deduction therefrom.

Subscriptions are revocable and subscribers may request the return of their funds prior to a closing of the purchase and sale of the Units for which they have subscribed, provided that the written notice of revocation is sent by certified or registered mail, return receipt requested, and is received by us prior to the closing on such subscriptions. In the event of any such revocation, or if this Offering is terminated for any reason without a closing, subscription proceeds will be promptly refunded without interest thereon or deduction therefrom.

**Privacy**

Daniel Film LLC does not disclose any nonpublic personal information about its investors or former investors to anyone, except to Daniel Film LLC's attorneys, accountants and auditors or as otherwise required by applicable law. Daniel Film LLC requires all third-party service providers and financial institutions with which it has contractual arrangements to protect the confidentiality of investor information and to use the information only for purposes related to the operation and management of Daniel Film LLC. If an investor invests with Daniel Film LLC through a financial intermediary, including, but not limited to, a broker-dealer, bank or trust company, the privacy policy of such financial intermediary will govern how any non-public personal information will be shared with non-affiliated third parties.

**Access to Information**

Prospective investors have the right to request additional information relative to this private placement of securities, and Management, to the extent it can reasonably and affordably supply the same, has the duty to supply the same in a timely manner (except to the extent of confidentiality concerns). Prospective investors are also encouraged to undertake an independent investigation of the independent movie business.

## SUBSCRIPTION INSTRUCTIONS

## Appendix A

**See Separate Subscription Document with Signature Page**

**[END]**

**DANIEL FILM LLC**

**SUBSCRIPTION AGREEMENT**

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

The Board of Directors of:

**DANIEL FILM LLC**
**1209 Mountain Road PL NE**
**STE R**
**Albuquerque NM 87110**

1. **Background**. The undersigned understands that Daniel Film LLC, a New Mexico Limited Liability Company (the "***Company***"), is conducting an offering (the "***Offering***") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "***Securities Act***") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C of the Company that has been filed by the Company with the Securities and Exchange Commission and is being made available on the Wefunder crowdfunding portal's (the "***Portal***") website, as the same may be amended from time to time (the "***Form C***") and the Offering Statement, which is included therein (the "***Offering Statement***"). The Company is offering to both accredited and non- accredited investors up to 166 share units or Partial Share units (Full share unit price of $8,000) of its Series Seed Preferred Stock, $0.00001 par value per Share (each a "***Share***" and, collectively, the "***Shares***" or "***Securities***") at a purchase price of $8000.00 per Share; provided, however, that if the undersigned subscribes on or before the date on which the Company raises $150,000.00 in the Offering, then the undersigned will receive (i) an "early bird" discount of 10%, which will reduce the purchase price to $7,200.00 (such purchase price whether with or

without the "early bird" discount, the "***Purchase Price***"). The minimum amount or target amount to be raised in the Offering is $50,000. (the "***Target Offering Amount***") and the maximum amount to be raised in the Offering is $1,200,000.00 (the "***Maximum Offering Amount***"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Shares on a basis to be determined by the Company's management. The Company is offering the Shares to prospective investors through the Portal. The Portal is registered with the Securities and Exchange Commission (the "***SEC***") as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to 7.9% of gross monies raised in the Offering. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at www.wefunder.com

2. **Subscription**.

(a) Terms. Subject to the terms of this Subscription Agreement (the "***Agreement***") and the Form C and related Offering Statement, the undersigned hereby subscribes to purchase the number of Shares equal to the quotient of the undersigned's subscription amount as indicated through the Portal's platform divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and Offering Statement and as per the directions of the Portal through the Portal's website. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf. No investor may subscribe for a Share in the Offering after the Offering campaign deadline as specified in the Offering Statement and on the Portal's website (the "Offering Deadline").

(b) *Acceptance*. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers. Notwithstanding anything in this Agreement to the contrary, the Company shall have no obligation to issue any of the Securities to any

person who is a resident of a jurisdiction in which the issuance of Securities to such person would constitute a violation of the securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "***State Securities Laws***").

(c) *Payment*. Payment for the Securities shall be received by the Company from the undersigned by wire transfer of immediately available funds or other means approved by the Company at or prior to the Closing, for the aggregate Purchase Price for the number of Shares such Subscriber is purchasing.

3. **Closing**.

(a) Closing. Subject to Section 3(b), the closing of the sale and purchase of the Shares pursuant to this Agreement (the "***Closing***") shall take place through the Portal within five (5) Business Days after the Offering Deadline (the "***Closing Date***").

(b) Closing Conditions. The Closing is conditioned upon satisfaction of all the following conditions:

(i) prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Shares in an aggregate investment amount of at least the Target Offering Amount;

(ii) at the time of the Closing, the Company shall have received into the escrow account established with the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Shares having an aggregate investment amount of at least the Target Offering Amount;

(iii) the Company shall file any necessary Amended and Restated Articles with the Secretary of State of the State of New Mexico; and

(iv) the representations and warranties of the Company contained in Section 7 hereof and of the undersigned contained in Section 5 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

4. **Termination of the Offering; Other Offerings**. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

5. **Subscriber Representations.** The undersigned represents and warrants to the Company and the Company's agents as follows:

(a) The undersigned understands and accepts that the purchase of the Shares involves various risks, including the risks outlined in the Form C, the accompanying Offering Statement, and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Shares; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

(b) The undersigned acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the undersigned by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Shares.

(c) Including the amount set forth on the signature page hereto, in the past 12-month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(d) The undersigned has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to purchase the Shares.

(e) The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Shares. It is understood that information and explanations related to the terms and conditions of the Shares provided in the Form C and accompanying Offering Statement or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Shares, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Shares. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Shares for purposes of determining the undersigned's authority or suitability to invest in the Shares.

(f) The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Statement. The undersigned has had access to such information concerning the Company and the Shares as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Shares.

(g) The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(h) The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Shares, without interest thereon, to the undersigned.

(i) The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Shares or made any finding or determination concerning the fairness or advisability of this investment.

(j) The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Shares or (ii) made any representation to the undersigned regarding the legality of an investment in the Shares under applicable legal investment or similar laws or regulations. In deciding to purchase the Shares, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Shares is suitable and appropriate for the undersigned.

(k) The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Shares. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Shares and the

consequences of this Agreement. The undersigned has considered the suitability of the Shares as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Shares and its authority to invest in the Shares.

(l) The undersigned is acquiring the Shares solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Shares. The undersigned understands that the Shares have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information provided by the undersigned to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(m) The undersigned understands that the Shares are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Shares only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Shares, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Shares become freely transferable, a secondary market in the Shares may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Shares for an indefinite period of time.

(n) The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Shares or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Section
227.501 of Regulation Crowdfunding.

(o) If the undersigned is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the undersigned hereby represents and warrants to the Company that it has satisfied itself as to the full

observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. The undersigned's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the undersigned's jurisdiction.

6. **HIGH RISK INVESTMENT. THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE SHARES INVOLVES A HIGH DEGREE OF RISK**. The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "***IRS***"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

7. **Company Representations**. The undersigned understands that upon issuance of to the undersigned of any Shares, the Company will be deemed to have made following representations and warranties to the undersigned as of the date of such issuance:

(a) *Corporate Power.* The Company has been duly formed as an LLC partnership under the laws of the State of New Mexico and, has all requisite legal and company power and authority to conduct its business as currently being conducted and to issue and sell the Shares to the undersigned pursuant to this Agreement.

(b) *Enforceability*. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the

enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c) *Valid Issuance.* The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Amended and Restated Articles of LLC Company and Operating Agreement and Bylaws of the Company, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

(d) *No Conflict*. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Shares will not result in any violation of, or conflict with, or constitute a default under, the Company's Amended and Restated LLC Company and or Operation Agreement and Bylaws, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

8. **Major Investor Rights; Additional Rights of All Investors.**

(a) *Information Rights*. The Company will furnish to the undersigned if the undersigned has invested at least One Hundred Fifty Thousand Dollars ($150,000) in this offering and has thereby become a Major Investor (a "***Major Investor***") (1) annual unaudited financial statements for each fiscal year of the Company, including an unaudited balance sheet as of the end of such fiscal year, an unaudited statement of operations and an unaudited statement of cash flows of the Company for such year, all prepared in accordance with generally accepted accounting principles and practices; and (2) quarterly unaudited financial statements for each fiscal quarter of the Company (except the last quarter of the Company's fiscal year), including an unaudited balance sheet as of the end of such fiscal year, an unaudited statement of operations and an unaudited statement of cash flows of the Company for such quarter, all prepared in accordance with generally accepted accounting principles and practices, subject to changes resulting from normal year-end audit adjustments. If the Company has audited

records of any of the foregoing, it shall provide those in lieu of the unaudited versions. The filing of an annual report on Form C/AR shall be deemed to satisfy the requirement to provide annual financial information described above.

(b) *Confidentiality*. Anything in this Agreement to the contrary notwithstanding, no Major Investor by reason of this Agreement shall have access to any trade secrets or confidential information of the Company. The Company shall not be required to comply with any information rights in respect of any Major Investor whom the Company reasonably determines to be a competitor or an officer, employee, director or holder of ten percent (10%) or more of shares of a competitor. Each Major Investor agrees that such Major Investor will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Agreement other than to any of the Major Investor's attorneys, accountants, consultants, and other professionals, to the extent necessary to obtain their services in connection with monitoring the Major Investor's investment in the Company.

(c) *Participation Right.*

(i) *General*. Each Major Investor has the right of first refusal to purchase such Major Investor's Pro Rata Share (as defined below) of all (or any part) of any New Securities (as defined in Section 8(d)(ii) below) that the Company may from time to time issue after the date of this Agreement, provided, however, such Major Investor shall have no right to purchase any such New Securities if such Major Investor cannot demonstrate to the Company's reasonable satisfaction that such Major Investor is at the time of the proposed issuance of such New Securities an "accredited investor" as such term is defined in Regulation D under the Securities Act. A Major Investor's "Pro Rata Share" for purposes of this right of first refusal is the ratio of (a) the number of shares of the Company's Common Stock issued or issuable upon conversion of the Securities owned by such Major Investor, to (b) a number of shares of Common Stock of the Company equal to the sum of (1) the total number of shares of Common Stock of the Company then outstanding plus (2) the total number of shares of Common Stock of the Company into which all then outstanding shares of Preferred Stock of the Company are then convertible plus (3) the number of shares of Common Stock of the Company reserved for issuance under any stock purchase and stock option plans of the Company and outstanding warrants.

(ii) *New Securities.* "***New Securities***" shall mean any Common Stock or Preferred Stock of the Company, whether now authorized or not, and rights,

options or warrants to purchase such Common Stock or Preferred Stock, and securities of any type whatsoever that are, or may become, convertible or exchangeable into such Common Stock or Preferred Stock; provided, however, that the term "New Securities" does not include: (a) shares of Common Stock issued or issuable upon conversion of the outstanding shares of all the series of the Preferred Stock; (b) shares of Common Stock or Preferred Stock issuable upon exercise of any options, warrants or rights to purchase any securities of the Company outstanding as of the date of this Agreement and any securities issuable upon the conversion thereof;
(c) shares of Common Stock or Preferred Stock issued in connection with any stock split or stock dividend or recapitalization; (d) shares of Common Stock (or options, warrants or rights therefor) granted or issued hereafter to employees, officers, directors, contractors, consultants or advisers to, the Company or any subsidiary of the Company pursuant to incentive agreements, stock purchase or stock option plans, stock bonuses or awards, warrants, contracts or other arrangements that are approved by the Company's Board of Directors (the "Board"); (e) shares of the Company's Series Seed Preferred Stock issued pursuant to this offering; (f) any other shares of Common Stock or Preferred Stock (and/or options or warrants therefor) issued or issuable primarily for other than equity financing purposes and approved by the Board; and (g) shares of Common Stock issued or issuable by the Company to the public pursuant to a registration statement or offering statement (under Regulation A) filed under the Securities Act.

(iii) *Procedures*. If the Company proposes to undertake an issuance of New Securities, it shall give to each Major Investor a written notice of its intention to issue New Securities (the "Notice"), describing the type of New Securities and the price and the general terms upon which the Company proposes to issue such New Securities given in accordance with Section

(d). Each Major Investor shall have ten (10) days from the date such Notice is effective, as determined pursuant to Section 8(d) based upon the manner or method of notice, to agree in writing to purchase such Major Investor's Pro Rata Share of such New Securities for the price and upon the general terms specified in the Notice by giving written notice to the Company and stating therein the quantity of New Securities to be purchased (not to exceed such Major Investor's Pro Rata Share).

(iv) *Failure to Exercise*. If the Major Investors fail to exercise in full the right of first refusal within such ten (10) day period, then the Company shall have one hundred twenty (120) days thereafter to sell the New Securities with respect to which the Major Investors' rights of first refusal hereunder were not exercised, at a

price and upon general terms not materially more favorable to the purchasers thereof than specified in the Company's Notice to the Major Investors. If the Company has not issued and sold the New Securities within such one hundred twenty (120) day period, then the Company shall not thereafter issue or sell any New Securities without again first offering such New Securities to the Major Investors pursuant to this Section 8(d).

9. **Indemnification**. The undersigned agrees to indemnify and hold harmless the Company and its directors, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the undersigned's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the undersigned's breach of any of the undersigned's representations and warranties contained herein.

10. **Market Stand-Off.** If so requested by the Company or any representative of the underwriters (the "***Managing Underwriter***") in connection with any underwritten or Regulation A+ offering of securities of the Company under the Securities Act, the undersigned (including any successor or assign) shall not sell or otherwise transfer any Shares or other securities of the Company during the 30- day period preceding and the 270-day period following the effective date of a registration or offering statement of the Company filed under the Securities Act for such public offering or Regulation A+ offering or underwriting (or such shorter period as may be requested by the Managing Underwriter and agreed to by the Company) (the "Market Standoff Period"). The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period.

**11. General Provisions**

11.1. *Obligations Irrevocable*. Following the Closing, the obligations of the undersigned shall be irrevocable.

11.2. *Legend*. The certificates, book entry or other form of notation representing the Shares sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Shares were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

11.3. *Notices*. All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to the undersigned's address provided to the Portal or to the Company at the address set forth at the beginning of this Agreement, or such other place as the undersigned or the Company from time to time designate in writing.

11.4. *Governing Law.* Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of New Mexico without regard to the principles of conflicts of laws.

11.5. *Submission to Jurisdiction.* With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Shares by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located at the location of the Company's principal place of business, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

11.6. *Entire Agreement*. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

11.7. *Waiver, Amendment*. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11.8. *Waiver of Jury Trial.* THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

11.9. *Invalidity of Specific Provisions*. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions

of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

11.10. *Titles and Subtitles*. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

11.11. *Counterparts*. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

11.12. *Electronic Execution and Delivery*. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

11.13. *Binding Effect.* The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

11.14. *Survival*. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and
(iii) the death or disability of the undersigned.

11.15. *Notification of Changes*. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Shares pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

**COMPANY:**

Daniel Film LLC

*Founder Signature*

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

**Read and Approved (For IRA Use Only):**

By: ______________________________

**SUBSCRIBER:**

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[ X ] Not Accredited